As Filed with the Securities and Exchange Commission on December 19, 2008
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
INDUSTREA LIMITED
(A.B.N. 22 010 720 117)
(Exact name of issuer of deposited securities as specified in its charter)
N.A.
(Translation of issuer’s name into English)
STATE OF QUEENSLAND, COMMONWEALTH OF AUSTRALIA
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466
☑ immediately upon filing
☐ on (Date) at (Time)
If a separate statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	to be registered	Aggregate price per unit (1)	aggregate offering price (1)	registration fee
American Depositary Shares, each American Depositary Share evidencing fifty (50) ordinary shares of Industrea Limited.	50,000,000	$0.05	$2,500,000	$98.25
	American Depositary Shares

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

Location in Form of
American Depositary Receipt
	Item Number and Caption		Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15 and 16

	(iii)	The collection and distribution of dividends	Articles 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16

	(v)	The sale or exercise of rights	Article 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article 11

Location in Form of
American Depositary Receipt
	Item Number and Caption		Filed Herewith as Prospectus
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Articles 13, 18 and 22

(3)	Fees and Charges		Article 7
Item 2. Available Information

Location in Form of
American Depositary Receipt
	Item Number and Caption	Filed Herewith as Prospectus
(a)	Information published by Industrea Limited	Article 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of December ___, 2008, among Industrea Limited (the “Issuer”), The Bank of New York Mellon, as Depositary (the “Depositary”), and each Owner and Holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.
     (d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.
     (e) Certification under Rule 466.
Item 4. Undertakings
     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.
     (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 19, 2008.

By:	THE BANK OF NEW YORK MELLON, as Depositary

By:	/s/ Joanne F. Di Giovanni
Name: Joanne F. Di Giovanni
Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, Industrea Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on December 19, 2008.

INDUSTREA LIMITED
By:	/s/ Robin Levison
	Name:	Robin Levison
	Title:	Managing Director and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 19, 2008.

Name	Title

/s/ David P. Beddall David P. Beddall	Chairman

/s/ Robin Levison Robin Levison	Principal Executive Officer and Director

/s/ Kieran Wallis Kieran Wallis	Principal Financial and Accounting Officer

/s/ Lachlan McIntosh Lachlan McIntosh	Director

/s/ Anthony J. McDonald Anthony J. McDonald	Director

/s/ Joanne F. Di Giovanni The Bank of New York Mellon	Authorized Representative in the United States
Name: Joanne F. Di Giovanni
Title: Vice President

INDEX TO EXHIBITS
Exhibits
(a)	Form of Deposit Agreement, dated as of December ___, 2008, among the Issuer, the Depositary and each Owner and Holder from time to time of ADRs issued thereunder.

(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

(e)	Certification under Rule 466.